November 17, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. Nicholas P. Panos Special Counsel Office of Mergers & Acquisitions

Re:	First Indiana Corporation Response to Staff Comments on Schedule TO-I filed November 1, 2004 File No.: 005-37867

Dear Sirs:

In connection with the contemporaneous response of First Indiana Corporation (the “Company”) to the November 8, 2004 comment letter of the Staff on the above filing and the Company’s amendment thereto (together, the “Filing”), the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing.

2.	Staff comments or changes in disclosure in response to Staff comments in the Filing (or any subsequent filings amending the Filing) reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing.

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ William J. Brunner

William J. Brunner
Vice President, Chief Financial
Officer and Treasurer